[Gen-Probe letterhead]
December 14, 2007
VIA U.S. MAIL AND EDGAR
Perry Hindin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	Gen-Probe Incorporated Definitive 14A Filed April 26, 2007 File No. 001-31279
Dear Mr. Hindin:
     We are in receipt of your comment letter, dated December 5, 2007, regarding the Definitive Proxy Statement on Schedule 14A of Gen-Probe Incorporated (the “Company”) described above. Per our voicemail exchange, the Company respectfully requests an extension to file its response letter and anticipates submitting its response to the Staff on or before January 4, 2008. Given various holiday schedules, this extension will enable the Company to more fully review the issues presented by the Staff’s letter with the Compensation Committee of the Board of Directors. Your responsive voicemail indicated that you had no objection to granting this extension request.
     Please call me at (858) 410-8567 with any questions regarding this letter. We appreciate your flexibility on this matter.

Very truly yours,
/s/ Scott K. Milsten

Scott K. Milsten
Deputy General Counsel

Cc:	Henry L. Nordhoff, President and Chief Executive Officer R. William Bowen, Senior Vice President and General Counsel